Invest in DRONEDEK Corporation

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The Safe, Secure, Smart Mailbox for the New Age of Delivery!

DRONEDEK.COM INDIANAPOLIS INDIANA





DRONEDEK

In looking at the future, we determined a huge need for safe, secure, smart delivery. With the market acceleration created via this Coronavirus age, the market opportunity is here now. DRONEDEK...Social Distancing Included!

Dan O'Toole Chairman and CEO at DRONEDEK Corporation @ DRONEDEK Corporation



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Why you may want to invest in us...

1. In the last 30 days DRONEDEK has raised over $400,000 to accelerate product development and testing
2. DRONDEK has exclusive patent rights in the US market for Secured Drone Delivery
3. We believe DRONEDEK will be the funnel to all delivery. We are the welcome mat to commerce
4. The DRONEDEK patent portfolio boasts the first granted patent in the drone delivery receptacle space
5. The DRONEDEK intellectual property represents 102 filed claims with the US Patent Office
6. We believe DRONEDEK's a platform that you want to invest in and a platform that you will use daily

Why investors ❤ us

WE'VE RAISED $543,500 SINCE OUR FOUNDING



Dronedek is a brilliant idea with almost limitless potential in what is the new normal market of online shopping and delivery. There will soon be a major shift in delivery method from trucks to drone delivery, and Dronedek is on the front edge in taking advantage of that shift (see attached https://www.commercialdroneprofessional.com/amazon-takes-to-the-skies-as-faa-gives-drone-delivery-pr...). The invention of the mailbox happened 162 years ago, and is basically the same today. Dronedek will take mail/package delivery receptacles into the future with its many beneficial features, including but not limited to: security to deter package theft, ability to keep warm deliveries warm (like pizza) and prescriptions cold, expandable receptacle, and drone re-charging feature. All these great features are covered under Dronedek's two US-issued utility patents (which are good until the year 2037). Importantly, the financial model is VERY conservative in projecting only 1% penetration of all residential and commercial addresses. That address market is a whopping 160 million in the US! Don't miss this incredible investing opportunity (for more info see the website, dronedek.com)!

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david schwind Retired former Treasurer, Vertellus Specialties

LEAD INVESTOR | INVESTING $25,000 THIS ROUND & $175,000 PREVIOUSLY



Lead investor into an exciting opportunity!!



david schwind ☆
Retired former Treasurer, Vertellus Specialties



Dan is a passionate, humble Executive that speaks from his heart. Dan is a ⌄
caring individual that finds the goodness in people and empowers and helps
them succeed. As an entrepreneur and visionary leader, he see's things that
others overlook. Dan is hard working, trustworthy, transparent and treats
everyone with respect.

Mike Gelinas ☆
I'm a leader with a commitment to developing people and teams. I am driven
by results; solving problems and watching people grow.

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Our team
AND OUR MAJOR ACCOMPLISHMENTS



Dan O'Toole
Chairman and CEO at DRONEDEK Corporation
Securing the DRONEDEK Patents by beating Amazon and some of the largest
companies in the world through execution.




Richard Ohrn
CFO & Treasurer at DRONEDEK Corporation
Corporate Finance, Accounting Professional & Management Consultant. Key
corporate role includes CFO at Diamond Management focused on the
development and financing of Telephony system in United Kingdom after
selling US CATV properties.
(in)



John Ritchison
Chief Legal Counsel at DRONEDEK Corporation
Operating officer of a European division of General Motors and successful
acquisition of the DRONEDEK Intellectual Property.

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In the news

**7 Biggest Drone Releases from Consumer Electronics Show
(CES) 2020**

CES (Consumer Electronics Show) is a massive tradeshow. In 2019 the
conference had over 180,000 attendees and about 4,500 exhibitors.
CES 2020, which just wrapped up in Las Vegas, NV, was just as big.
January 9, 2020 @ uavcoach.com

Downloads

📄 DRONEDEK Presentation v6.5.pdf

DRONEDEK - Smart Mailbox for a New Age of Delivery



Smart Phones, Smart Homes, Smart Cars. What About Smart Mailboxes?

DRONEDEK completes the last mile with our **smart, secured receptacle technology.** All
of the value gained through the fast, green, convenient and cost effective strategy of
delivery by drone or unmanned vehicle can evaporate when your package is compromised.
Weather, animals, thieves and more can beat you to your item unless it's safely deposited
for you in your smart receptacle

Origin Story

Back in 2014, the idea of drone delivery was just being thought about. As Dan O'Toole, the founder of DRONEDEK, was returning home from an out of town meeting, his path took him down a rural 2-lane road. As he maneuvered his car down the endless paved road, he looked to his right to notice a drone flying beside him. As he watched the drone with fascination, he begin to wonder how a drone could carry a package to your door and how to safeguard said delivery.



DRONE DELIVERY OPPORTUNITY
PACKAGE THEFT
PRODUCT DAMAGE
SPEED OF DELIVERY
Packages are easily stolen without a secure receptacle
Products can be damaged by human error and weather
Deliveries can be delayed or missed via standard delivery
DRONEDEK secures packages with a motorized locking door
DRONEDEK's cushioned platform and weatherproof insulation prevents damage
DRONEDEK simplifies drone delivery to expedite last-mile fulfillment

First Patent Issued!

Dan O'Toole had an idea. What separates an idea from reality is execution. Dan's belief is that when one person has an idea, ten people have the same idea. Upon returning home from his business trip, he worked daily for hours on end to add every feature and benefit that could possibly be added to the DRONEDEK Vision. Within a week, he filed for a United States Utility Patent. Now the waiting game had begun.



PATENTED

Patent Issued! DRONEDEK's licensing agreement includes the original 2017 patents awarded to Dan O'Toole. As a result DRONEDEK's license is for smart, safe and secured drone delivery includes the first utility patent for secured drone delivery. As it would turn out, O'Toole patents and DRONEDEK licensing agreement had **beaten Amazon by just nine days, the US Postal Service by some two weeks and others by just 22 days.** Since, DRONEDEK licensing agreement has expanded by O'Toole'ssecond granted patent in October of 2019 with additional patents currently up for examination with the USPTO.



FUTURE OF DELIVERY
$1
Drone Delivery
91% 5lbs
or less, able to be delivered by drone
$2
Traditional Delivery
100M Items
Purchased Online Daily
$1B Savings
Every 11 Days
Reduced
Greenhouse Gases

DRONEDEK: Licensing For The First-Position Patented Solution For The Future of Drone Delivery

Each day there are **100 million items purchased** on the internet. 91% or 91 million of those items are 5 lbs or less, making them "drone deliverable". Parcel delivery is easily the single fastest growing facet of the logistics industry. Every day in the US, there are 1.7

million delivered packages stolen. As autonomous delivery becomes a "thing" there is a need right now for the convenience of smart, secure delivery, whether conventional or otherwise.

Enter DRONEDEK. Using drone delivery can reduce overall delivery costs on applicable packages, with potential savings within the shipping economy of **$1 Billion every 11 days.** In addition to this, greenhouse gases and traffic congestion can be heavily reduced.


DRONEDEK NOW
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ACCESS YOUR PACKAGES VIA THE DRONEDEK APP OR MANUAL KEYPAD
DRONEDEK


Solar Powered
Charging Station
Weather Proof
Heated Door
DRONEDEK
THE SMART MAILBOX
FOR A NEW AGE OF DELIVERY
Printing Capability & Tag and Track
Capacity Adjustable
Climate Controlled


DRONEDEK
FEATURE LIST
Package Security
Weather Proof
Remote Access & Bluetooth Enabled
Standard Manual Delivery
Climate Controlled
GPS Location Enabled
Printing Capability & Tag and Track
Capacity Adjustable
Security, Live Streaming & Cargo Cameras
Charging Station
Solar Powered
Heated Door
Docusign Enabled
Connectivity, Data Collection & Reverse Logistics

Features

DRONEDEK has the capacity to both ship and receive your items. DRONEDEK is a platform-agnostic product that is able to ship and receive via robotic delivery, aerial drone delivery, unmanned-vehicle delivery and of course conventional delivery. DRONEDEK features a variety of tech features to make it the most advanced drone delivery receptacle on the market. These features include:

- *Heated Motorized Sliding Door*

- *Cushioned platform to prevent package damage*

- *Lowering platform for increased package capacity*

- *Climate Controlled for food/beverage/pharmaceuticals*

- *Letter Slot for Traditional Mail*

- *Sensor Detection for biohazards and explosives with emergency service reporting*

- *UV Disinfection*

- *Solar Panel for onboard power*

- *Drone Charging*

Communication Features

- GPS Communication

- Drone Status

- Bluetooth

- Two-Way Speaker System

- Docusign compatible for acceptance of delivery

Security Features

- Mounted Security Camera

- Passcode/Key/Fob Access

- Encrypted Access

- Ability to "Paint" Targets for Tag

DRONEDEK Market Opportunity


DRONEDEK The Next Big Thing
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600M+ Items
Currently Delivered Every Day
NEW Opportunities
Temperature Sensitive Products
Food
Drinks
Medicine
+ More

Consider that there are 160 million addresses and each day 4,000 new addresses are added. To these addresses, over **600 Million Items are delivered daily.** Plus, DRONEDEK presents **new opportunities** for temperature-sensitive deliveries including food, drinks, pharmaceuticals, and more.

Secured Drone Delivery is gaining speed in the market with Federal Aviation Administration granting approval for certain drone operation. DRONEDEK's licensing agreement allows the company to commercialize secured drone delivery. The subscription based revenue model for residential and commercial business accounts includes the entire US market. The current market penetration is underterminiable but we have used 1% market penetration as a ultra conservation forecast.

Our conservative revenue model does not currently include platform access fee revenue model or big data revenue stream.

Strong Patent Portfolio

All-in, DRONEDEK licensing agreement includes a combined **102 claims through its patent filings and licensing agreement.** We believe DRONEDEK has the most comprehensive and robust patent portfolio in the drone delivery receptacle space. Our strong first-position patents licensing will allow us to negotiate and issue licensing opportunities and to collaborate with some of the largest companies in the entire world.

Summary

DRONEDEK is the smart mailbox for a new age of delivery. We ask you to come join us on our journey to making our product the **gold standard for residences all across the United States.** In a large and ever-expanding marketplace and a need for more efficient last-mile fulfillment, we believe **DRONEDEK is the answer.** With our strong patent portfolio at the forefront of this field, multiple potential revenue streams, and an experienced leadership team, we are set up for success. **The sky's the limit, so come fly**

with us!

Thank you for your consideration, and please view the Q&A below for more information.



Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

We are the patented safe, secure, smart drone delivery receptacle. Through the DRONEDEK Platform we are able to ship and receive food, beverages, pharmaceuticals and parcels. We are app driven and are feature-rich with several offerings including a UV treatment process to disinfect deliveries from Coronavirus and other viral hazards.

Where will your company be in 5 years? ⌄

In 5 years we hope to have saturated 1% of the total addressable market (TAM) or 1,600,000 addresses. We hope to be accelerating our growth as drone delivery becomes commonplace and the only receptacle solution is DRONEDEK. These are forward looking projections and are not guaranteed.

Why did you choose this idea? ⌄

In looking at the future, we determined a huge need for safe, secure, smart delivery. With the market acceleration created via this Coronavirus age, the market opportunity is here now. DRONEDEK...Social Distancing Included!

How far along are you? What's your biggest obstacle? ⌄

DRONEDEK holds a exclusive licensing agreement with Inventor Dan O'Toole for two currently issued US Utility Patents and additional patents as filed in future. We have begun the development of our working prototype. DRONEDEK has non-disclosure agreements (NDA's) in place with major companies that are household names in the last mile space as we mutually explore opportunities. Our biggest hurdle is capital. We have embarked on a very heavy lift in terms of development and will continue to have a strong capital requirement as we begin testing, branding, marketing, infrastructure roll-out, legal and more. Please join us on this incredible journey.

Who competes with you? What do you understand that they don't? ⌄

DRONEDEK licensing provides the company with a strong, first position patent portfolio in the space. We are a platform-agnostic technology that exists through our intellectual property portfolio. We have a long-term patent strategy which shall serve to provide DRONEDEK with a long product life cycle. The patent licensing includes the first patent filed for secured drone delivery in the initial filing in 2014. The licensing agreement leverages continued innovations with additional patents that broadened DRONEDEK value to the user experience.

How will you make money? ⌄

DRONEDEK has three main revenue streams: 1-Annual recurring revenue model whereby the user pays a nominal monthly subscription fee for access to the DRONEDEK Platform and App. 2-Each shipper and/or deliverer will pay a platform access fee each time they ship or receive an item on the DRONEDEK Platform. 3-Big Data Metrics: DRONEDEK will harvest and sell Big Data to commercial users,etc. Additional monetization may occur through advertising, selling customized weather reports, brokering drone charging as well as selling sensor derived information such as drone identification to Homeland Security, DOD and others.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk centers around lack of capital. As with any company, under-capitalization can be deadly to an organization. Additional risk factors might be that drone delivery does not get green-lighted for the market to happen. We believe that our story is very compelling and coupled with the size of the market opportunity, capital should not be an issue. We further believe that drone delivery will happen sooner, rather than later, in these social distancing times. Amazon has just received a Part 135 Authority from the FAA, making drone delivery even more likely than ever before. Even if the market doesn't happen, there is still a need for safe, secure, smart delivery in that 1,700,000 packages are stolen each and every day. Of employees that were allowed to work from home during this Coronavirus period, 28% of those will not return to the workplace, but continue to work from home, which further accelerates the DRONEDEK Opportunity.

Summarize the why of DRONEDEK ⌄

DRONEDEK has the licensing agreement for the very first patent granted in the drone delivery receptacle space. We are building on our foundation every day and we are ready to take off. Will you join us? DRONEDEK



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